CONSENT OF QUALIFIED PERSON

I, Dominic Claridge, consent to the public filing of the technical report titled "Technical Report on the Fazenda Gold Mine, Bahia State, Brazil" dated January 31, 2025, with an effective date of June 30, 2024 (the "Technical Report") by Equinox Gold Corp. (the "Company").

I also consent to any extracts from, or a summary of, the Technical Report in the news release of the Company dated January 7, 2025, titled "Equinox Gold Extends Fazenda Mine Life by Seven Years with Updated Mineral Reserve and Mineral Resource Estimate" (the "News Release").

I confirm that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 31st day of January 2025

/s/ Dominic Claridge
Dominic Claridge, FAusIMM. Principal Mining Engineer AMC Mining Consultants (Canada) Ltd.